================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                          FORDING CANADIAN COAL TRUST
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                  TRUST UNITS
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   345425102
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                PETER C. ROZEE
                             TECK COMINCO LIMITED
                         SUITE 600-200 BURRARD STREET
                            VANCOUVER, B.C. V6C 3L9
                           TELEPHONE: (604) 687-1117
-------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)


                              SEPTEMBER 23, 2007
-------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             (Page 1 of 11 Pages)
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
---------------------------                          ---------------------------
CUSIP NO. 345425102              SCHEDULE 13D                   Page 2 of 11
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TECK COMINCO LIMITED
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      12,857,142
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     16,650,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      12,857,142
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      16,650,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,507,142 Units
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.95%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

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CUSIP NO. 345425102              SCHEDULE 13D                   Page 3 of 11
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TECK COMINCO METALS LTD.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     16,650,000 Units
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      16,650,000 Units
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,650,000 Units
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.25%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 345425102              SCHEDULE 13D                   Page 4 of 11
---------------------------                          ---------------------------

This Statement on Schedule 13D (this "Schedule 13D") by Teck Cominco Limited ("Teck") and Teck Cominco Metals Ltd., a wholly-owned subsidiary of Teck ("Teck Metals"), relates to trust units (the "Units") of Fording Canadian Coal Trust, an open-ended mutual fund trust governed by the laws of the Province of Alberta, Canada (the "Issuer). The principal executive offices of the Issuer are located at 205 9th Avenue SE, Suite 1000, Calgary, Alberta T2G 0R4.

The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Teck and Teck Metals, each a mining company with principal executive offices at 600-200 Burrard Street, Vancouver, B.C., Canada. Each of Teck and Teck Metals was incorporated under the laws of Canada. During the last five years, neither Teck nor Teck Metals nor any of the directors or executive officers of Teck and Teck Metals has been a party to a civil procedure of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each officer and director of each of Teck and Teck Metals is set forth in Schedule I hereto and is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Combination Agreement dated January 12, 2003 (the "Combination Agreement") among Teck, the Issuer, Ontario Teachers' Pension Plan Board ("Teachers"), Sherritt International Corporation ("Sherritt") and Westshore Terminals Income Fund ("Westshore"), Teck received, in exchange for cash, 4,300,000 Units, which, after certain Unit splits, now constitute 12,857,142 Units.

Pursuant to a Unit Purchase Agreement (the "Unit Purchase Agreement") dated as of September 23, 2007 among Teck, Teck Metals, the Issuer, Teachers and Golden Apple Income Inc. ("Golden Apple"), Teck Metals will acquire an additional 16,650,000 Units from Golden Apple and Teachers for a purchase price of Cdn.$599,400,000. The source of funds is expected to be from working capital and will not be borrowed or otherwise obtained. The transaction is expected to close on October 1, 2007.

As a wholly-owned subsidiary of Teck, Teck Metal may be deemed to share voting and dispositive power with Teck with respect to the 16,650,000 Units, for total beneficial ownership by Teck of 29,507,142 Units.

The Unit Purchase Agreement provides that if at any time on or prior to July 31, 2008 (the "Price Protection Period"), Teck or any of its affiliates makes an offer or proposal to the Issuer respecting, or publicly announces an intention to undertake, (i) an amalgamation or merger with the Trust (or other similar transaction, including without limitation a plan of arrangement), pursuant to which Teck will directly, or indirectly through an affiliate, or any person acting jointly or in concert with Teck, combine its business with the business of the Issuer or directly or indirectly acquire (or combine their assets or businesses or a material portion thereof with) all or a majority portion of the business or assets of the Issuer other than an Asset Transaction (as defined below); or (ii) a take-over bid by take-over bid circular in compliance with applicable Canadian securities laws, after giving effect to which Teck, if successful, would beneficially own, directly or indirectly,

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CUSIP NO. 345425102              SCHEDULE 13D                   Page 5 of 11
---------------------------                          ---------------------------

through an affiliate, and together with any person acting jointly or in concert with Teck, more than 50% of the Units; (any such transaction being a "Price
Protection Transaction"), then within five business days following the completion of the Price Protection Transaction, Teck will pay, or cause an affiliate to pay, to an account designated by Golden Apple the Adjustment Payment (as defined below), if applicable, by wire transfer of immediately available funds.

Golden Apple will be entitled to receive an additional amount on account of each of the Units (the "ADJUSTMENT PAYMENT") equal to the amount by which the consideration per Unit received by the holders of Units pursuant to the Price Protection Transaction (the "GREATER PRICE") exceeds the Purchase Price (all as adjusted for any Unit split or consolidation, Unit dividend-in-kind, reorganization or similar event after the Closing Date).

If the unitholders of the Issuer approve an arrangement or similar transaction involving the sale of all or a majority of the assets of the Issuer, directly or indirectly, to Teck or an affiliate of Teck or any person acting jointly or in concert with Teck or any other person that was announced or commenced during the Price Protection Period and that would provide to the Issuer consideration permitting the Issuer to pay a distribution per Unit in excess of C$36.00 per Unit (an "Asset Transaction"), then within five business days following approval of the Asset Transaction by the unitholders of the Issuer, receipt of all necessary third party and regulatory approvals and satisfaction of any other material conditions precedent to completing the Asset Transaction, and in any event prior to the record date for the distribution by the Issuer of any of the proceeds of the Asset Transaction to unitholders of the Issuer, Teck will sell the Units to Golden Apple for a price equal to the Purchase Price and otherwise on the terms set out in the Purchase Agreement.

If during the Price Protection Period Teck or any affiliate or any person acting jointly and in concert with Teck transfers any Units for consideration in excess of the Purchase Price, within five business days after the completion of the transfer Teck shall pay to Golden Apple in respect of each transferred Unit the amount by which the consideration received for each transferred Unit exceeds the Purchase Price. The obligations under the Purchase Agreement shall be repeated with respect to each transfer of Units during the Price Protection Period but, except as provided below, only until Teck or its affiliates or persons acting jointly or in concert with Teck has transferred Units equal in number to the number of Units for consideration in excess of the Purchase Price.

ITEM 4. PURPOSE OF TRANSACTIONS.

Teck and Teck Metals will acquire the Units for investment purposes and have no plans to acquire any additional units of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) The aggregate number of Units held by Teck Metals, beneficially owned pursuant to the Unit Purchase Agreement will be 16,650,000 Units, representing 11.25% of the outstanding units of Fording. Teck Metal may be deemed to share voting and dispositive power with Teck with respect to the 16,650,000 Units. Teck holds 12,857,142 Units pursuant to the Combination Agreement, representing 8.7% of the outstanding units of the Issuer and has sole voting and dispositive power with respect to the 12,857,142 Units. Teck may be deemed to beneficially own the 16,650,000 Units held by Teck Metals, as a wholly-subsidiary, and an aggregate of 29,507,142 Units, representing 19.95% of the outstanding units of the Issuer.

     As of the date of this Schedule 13D, Ronald Millos, Senior Vice President, Finance and Chief Financial Officer beneficially owns 1,359 Units. Mr. Millos has sole voting and dispositive power with respect to those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Mr. Millos. Mr. Millos disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.

---------------------------                          ---------------------------
CUSIP NO. 345425102              SCHEDULE 13D                   Page 6 of 11
---------------------------                          ---------------------------

     As of the date of this Schedule 13D, Jalynn Bennett, a Director, beneficially owns 1,347 Units. Ms. Bennett has no voting and dispositive power with respect to those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Ms. Bennett. Ms. Bennett disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.

     (c) Except as disclosed in this Item 5 of this Schedule 13D, neither Teck nor Teck Metals, nor, to the best knowledge of Teck and Teck Metals, any of the directors or executive officers of Teck and Teck Metals has effected any transaction in the Units in the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure set forth in Item 3 and 5 hereof is incorporated herein by reference.

On September 23, 2007, Teck and Teck Metals entered into the Unit Purchase Agreement with Golden Apple and Teachers pursuant to which Teck Metals would acquire 16,650,000 Units beneficially owned by Golden Apple and Teachers. Teck and Teck Metals agreed to an aggregate purchase price of Cdn.$599,400,000. The Unit Purchase Agreement provides that if, prior to July 31, 2008, Teck or any affiliate makes an offer or announces an intention to acquire more than 50% of the outstanding Units, which transaction is subsequently completed, or sells Units, in either case at a price in excess of Cdn$36.00 per unit, Teck will pay Teachers such excess. The transaction is expected to close on October 1, 2007. A copy of the Unit Purchase Agreement is attached as an exhibit to this
Schedule 13D.

On February 23, 2003, Teck, 4123212 Canada Ltd. and the Issuer entered into a governance agreement which was amended and restated on August 24, 2005 (the "Amended and Restated Governance Agreement"). The Amended and Restated Governance Agreement provides Teck, subject to certain conditions, with the right to nominate one trustee of the Issuer and one director of the Issuer's principal operating subsidiary for election by Unitholders. The right to put forward a trustee and director nominee will continue until such time as Teck ceases to hold a minimum 4.5% ownership interest in the Issuer. The balance of the trustees are recommended for election by the governance committee of the trustees and nominated for election by the trustees. The balance of directors will be nominated by the governance committee of the Board of Directors and nominated for election by the Board of Directors. A copy of the Amended and Restated Governance Agreement is attached as an exhibit to this Schedule 13D.

Pursuant to the Combination Agreement among Teck, the Issuer, Teachers, Sherritt and Westshore, on February 28, 2003 Fording Inc. consummated a plan of arrangement as a result of which its existing common shareholders received Units and/or cash in exchange for their common shares (the "Plan of Arrangement"). Pursuant to the Combination Agreement, upon consummation of the Plan of Arrangement, Teck received, in exchange for cash, 4,300,000 Units. Teck obtained all of the funds for this purchase from working capital. A copy of Combination Agreement is attached as an exhibit to this Schedule 13D.

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CUSIP NO. 345425102              SCHEDULE 13D                   Page 7 of 11
---------------------------                          ---------------------------

Other than as described in this Schedule 13D, to the best knowledge of Teck and Teck Metals there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Teck and Teck Metals, and between any such persons and any other person, with respect to the Units, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Units.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT                             DESCRIPTION
--------------    -------------------------------------------------------------
      7.1         Unit Purchase  Agreement,  dated as of September 23, 2007, by and among Teck Cominco  Limited,  Teck  Cominco  Metals Ltd.,
                  Golden Apple Income Inc. and Ontario  Teachers'  Pension Plan
                  Board.

      7.2 Amended and Restated Governance Agreement, dated as of August 24, 2005 by and among Teck Cominco Limited, Fording (GP) ULC, Fording Amalco Inc. and Fording Canadian Coal Trust.

      7.3 Combination Agreement, dated as of January 12, 2003 by and among Teck Cominco Limited, Fording Inc., Ontario Teachers' Pension Plan Board, Sherritt International Corporation and Westshore Terminals Income Fund.

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CUSIP NO. 345425102              SCHEDULE 13D                   Page 8 of 11
---------------------------                          ---------------------------



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2007


TECK COMINCO LIMITED


By: /s/ Peter C. Rozee
    ------------------------------
    Name:  Peter C. Rozee
    Title: Senior Vice President, Commercial Affairs



TECK COMINCO METALS LTD.


By: /s/ Peter C. Rozee
    ------------------------------
    Name:  Peter C. Rozee
    Title: Senior Vice President, Commercial Affairs

---------------------------                          ---------------------------
CUSIP NO. 345425102              SCHEDULE 13D                   Page 9 of 11
---------------------------                          ---------------------------


                                  SCHEDULE I

                             TECK COMINCO LIMITED

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and officer of Teck Cominco Limited is set forth below. The principal business and address of each director and officer is Teck Cominco Limited, Suite 600-200 Burrard Street, Vancouver, B.C. V6C 3L9, unless otherwise indicated.


NAME PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT (AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED)

DIRECTORS
---------
ALL DIRECTORS LISTED BELOW ARE CANADIAN CITIZENS, EXCEPT FOR MR. KURIYAMA AND MR. MOCHIHARA WHO ARE BOTH JAPANESE CITIZENS.

J. Brian Aune                          President, Alderprise Inc., 375-4150 rue
                                       Sainte-Catherine  O Westmount QC H3Z 2Y5
                                       Canada.

Jalynn H. Bennett                      President,   Jalynn   H.   Bennett   and
                                       Associates  Ltd.,  303-247  Davenport Rd
                                       Toronto ON M5R 1J9 Canada

Hugh J. Bolton                         Chairman,  Epcor Utilities  Inc.,  10065
                                       Jasper Cvenue, Edmonton, Alberta T5J 3B1
                                       Canada A

Norman B. Keevil                       Chairman, Teck Cominco Limited

Norman B. Keevil III                   Chief Operating Officer,  Triton Logging
                                       Inc., 6675 Mirah Road,  Saanichton,  BC,
                                       V8M 1Z4 Canada

Takashi Kuriyama                       Executive Vice President, Sumitomo Metal
                                       Mining  America  Inc.,  #901 - 700  West
                                       Pender  Street,  Vancouver  B.C. V6C 1G8
                                       Canada

Donald R. Lindsay(1)                   Chief  Executive  Officer,  Teck Cominco
                                       Limited

Takuro Mochihara                       Senior Managing Executive Officer, Dept.
                                       of Mineral Resources Division,  Sumitomo
                                       Metal Mining Co., Ltd., 11-3,  Shimbashi
                                       5-chome,   Minato-ku,   Tokyo,  105-8716
                                       JAPAN



------------
(1) Mr. Keevil is also a director of the Issuer

---------------------------                          ---------------------------
CUSIP NO. 345425102              SCHEDULE 13D                  Page 10 of 11
---------------------------                          ---------------------------


Derek G. Pannell                    Managing Partner,  Brookfield Properties BCE
                                    Place, 181 Bay  Street,  Suite 330, Toronto,
                                    Ontario M5J 2T3 Canada

Janice G. Rennie                    Corporate Director

Warren S.R. Seyffert                Counsel,  Lang  Michener LLP, BCE Place,
                                    Box 747,  Suite  2500,  181 Bay  Street,
                                    Toronto, Ontario M5J 2T7 Canada

Keith E. Steeves                    Corporate Director

Chris M.T. Thompson                 Corporate Director

Robert J. Wright(2)                 Corporate Director


EXECUTIVE OFFICERS
------------------
ALL EXECUTIVE OFFICERS LISTED BELOW ARE CANADIAN CITIZENS, EXCEPT FOR MR. KUKIELSKI AND MR. VANCE WHO ARE BOTH U.S. CITIZENS. THE PRINCIPAL BUSINESS AND ADDRESS OF EACH OFFICER IS TECK COMINCO LIMITED, SUITE 600-200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9.


OFFICERS
--------
Donald J. Lindsay                   President

Douglas H. Horswill                 Senior Vice  President,  Environment and
                                    Corporate Affairs

Peter G. Kukielski                  Executive   Vice   President  and  Chief
                                    Operating Officer

G. Leonard Manuel                   Senior Vice President and General Counsel

Ronald A. Millos                    Senior Vice President, Finance and Chief
                                    Financial Officer

Peter C. Rozee                      Senior Vice President, Commercial Affairs

Ronald A. Vance                     Senior Vice President, Corporate Development

Timothy C. Watson                   Senior Vice President, Project Development



------------
(2) Mr. Wright is also a director of the Issuer.

---------------------------                          ---------------------------
CUSIP NO. 345425102              SCHEDULE 13D                  Page 11 of 11
---------------------------                          ---------------------------


                            TECK COMINCO METALS LTD.

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and officer of Teck Cominco Metals Ltd. is set forth below. The principal business and address of each director and officer is Teck Cominco Limited, Suite 600-200 Burrard Street, Vancouver, B.C. V6C 3L9. All directors and executive officers listed below are Canadian citizens, except for Mr. Kukielski and Mr. Vance who are both U.S. citizens.

NAME PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT (AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED) DIRECTORS

Norman B. Keevil                    Director, Teck Cominco Limited

Donald R. Lindsay(3)                President, Teck Cominco Limited

G. Leonard Manuel                   Senior Vice President and General  Counsel,
                                    Teck Cominco Limited

Peter C. Rozee                      Senior Vice President,  Commercial Affairs,
                                    Teck Cominco Limited

OFFICERS
--------
Donald R. Lindsay                   Chief Executive Officer and President

Douglas H. Horswill                 Senior  Vice  President,   Environment  and
                                    Corporate Affairs

Peter G. Kukielski                  Executive    Vice   President   and   Chief
                                    Operating Officer

G. Leonard Manuel                   Senior Vice President and General Counsel

Ronald A. Millos                    Senior  Vice  President,  Finance and Chief
                                    Financial Officer

Peter C. Rozee                      Senior Vice President, Commercial Affairs

Ronald A. Vance                     Senior Vice President, Corporate Development

Timothy C. Watson                   Senior Vice President, Project Development



------------
(3) Mr. Lindsay is also a director of the issuer.